

Mail Stop 4631

June 29, 2016

<u>Via E-mail</u>
Mr. Brent W. Bedford
Chief Executive Officer
Perpetual Industries, Inc.
5-8720 Macleod Trail South, #110
Calgary, Alberta, Canada T2H OM4

      RE: **Perpetual Industries, Inc.**
                Form 10-K for the Year Ended July 31, 2015
                Filed December 18, 2015
                File No. 0-55248

Dear Mr. Bedford:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ John Cash

                              John Cash
                              Accounting Branch Chief
                              Office of Manufacturing and
                              Construction